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                                                                   EXHIBIT 12(b)


                  MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
            COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
             COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                             (dollars in millions)

                                                                     Year Ended Last Friday in December
                                                   2000         1999               1998               1997               1996
                                              -------------- -------------- ------------------ ------------------ ------------------
                                                (53 weeks)    (53 weeks)         (52 weeks)         (52 weeks)        (52 weeks)
Pre-tax earnings from continuing operations          $ 5,717        $ 4,206            $ 2,120            $ 3,102            $ 2,671

Add:  Fixed charges (excluding
   capitalized interest and preferred security
   dividend requirements of subsidiaries)             18,307         13,235             17,237             15,128             11,605
                                              -------------- -------------- ------------------ ------------------ ------------------

Pre-tax earnings before fixed charges                 24,024         17,441             19,357             18,230             14,276

Fixed charges:
   Interest                                           18,052         12,987             17,014             14,938             11,426
   Other  (a)                                            465            451                354                240                187
                                              -------------- -------------- ------------------ ------------------ ------------------

   Total fixed charges                                18,517         13,438             17,368             15,178             11,613

Preferred stock dividend requirements                     55             56                 58                 62                 74
                                              -------------- -------------- ------------------ ------------------ ------------------
Total combined fixed charges
    and preferred stock dividends                   $ 18,572        $13,494            $17,426            $15,240            $11,687
                                              -------------- -------------- ------------------ ------------------ ------------------

Ratio of earnings to fixed charges                      1.30           1.30               1.11               1.20               1.23

Ratio of earnings to combined fixed charges
    and preferred stock dividends                       1.29           1.29               1.11               1.20               1.22
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(a) Other fixed charges consists of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and amortization of capitalized interest.

Note: Prior period amounts have been restated to reflect the merger with Herzog, Heine, Geduld, Inc. as required under pooling-of-interests accounting.